SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

As resolved by the Board of Directors of GAFISA S.A. (“Company”), in a meeting held on October 23, 2019, at 12:00 p.m., the Company’s shareholders are summoned to hold an Extraordinary Shareholders’ Meeting (“Meeting”), to be held on December 19, 2019, at 9:00 a.m., at the Company’s headquarters, in the City and State of São Paulo, at Avenida Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900, to resolve on the following Agenda:

1.      To ratify the acceptance of the Development Agreement Proposal – Estação Osasco Desenvolvimento Imobiliários (“MOU Osasco”), entered into between the Company and Cadence Gestora de Recursos Ltda., controlling asset management of Estação Osasco Desenvolvimento Imobiliário S.A for potential acquisition of majority interest by means of financial contribution to referred company’s capital stock, as well as approve the engagement, by Company’s Management of the independent advisors who will carry out the analyses and valuations provided for in the MOU Osasco; and

2.      To ratify the Memorandum of Understanding entered into between the Company and Wotan Realty Ltda. and Wotan Capital LLP (“MOU Wotan”) for potential project development, as well as approve the engagement, by Company’s Management of the independent advisors who will carry out the analyses and valuations provided for in the aforementioned MOU Wotan.

Overall Information:

1.      The Management Proposal encompassing entire documentation referring to the matter of the Agenda, the documents provided for in CVM Instruction No. 481 of December 17, 2009, as amended (“IN CVM 481”) and other relevant information to exercise the voting right at the Meeting were made available to the Company’s shareholders on this date, as provided for in the CVM Normative Instruction No. 481, and can be accessed on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of the Company (ri.gafisa.com.br).

2.      The shareholder may attend the Meeting personally or by means of a duly-empowered attorney-in-fact. Pursuant to the Brazilian Corporation Law, shareholder may be represented at the shareholders’ meeting by an attorney-in-fact empowered less than one ago, whether shareholder, company’s manager or attorney; concerning a listed company, as this is the case of Gafisa, a financial institution is accepted as its proxy, and the asset manager shall represent the investment fund’s members. In order to attend the shareholders’ meeting, the shareholder represented by proxy shall file at the Company’s headquarters, in the attention of the Investor Relations Officer, the power of attorney duly regulated pursuant to Article 126 of the Brazilian Corporation Law. The attorney-in-fact or legal representative shall attend the shareholders’ meeting bearing his identity card.

3.      No remote voting shall take place pursuant to the CVM Normative Instruction No. 481 for the purposes of the meeting.

São Paulo, November 19, 2019.

Leo Julian Simpson

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer